                                VOTING AGREEMENT



VOTING AGREEMENT (the AGREEMENT), dated as of December 3, 2001, among the undersigned stockholders (the STOCKHOLDERS) of Royal Caribbean Cruises Ltd., a Liberian corporation (ROYAL CARIBBEAN), and P&O Princess Cruises plc, a public limited company formed under the laws of England and Wales (P&O PRINCESS). Except as otherwise provided herein, capitalized terms that are used but not otherwise defined herein shall have the meaning assigned to such terms in the Implementation Agreement (as defined below).

WHEREAS, in connection with the execution of this Agreement, Royal Caribbean and P&O Princess have entered into an Implementation Agreement (the IMPLEMENTATION AGREEMENT), providing for, among other things, Royal Caribbean and P&O Princess establishing a dual listed company structure for the purposes of conducting their businesses together and treating their shareholders as owning an interest in a combined enterprise;

WHEREAS, the Implementation Agreement contemplates the execution and delivery of this Agreement;

WHEREAS, as a condition to P&O Princess' willingness to enter into the Implementation Agreement and the transactions contemplated thereby, the Stockholders wish to agree (i) to deliver to P&O Princess an irrevocable proxy to Vote (as defined in Section 2 hereof) the Shares (as defined in Section 1 hereof) and any New Shares (as defined in Section 7 hereof) so as to approve and adopt the Implementation Agreement and the transactions contemplated thereby for which stockholder approval is required, including the Royal Caribbean Amended Articles and the Equalization and Governance Agreement (collectively, the TRANSACTIONS), and (ii) not to transfer or otherwise dispose of more than a certain percentage (as specified herein) of the Shares and New Shares acquired hereafter and prior to the termination of the Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.    REPRESENTATIONS OF STOCKHOLDERS

Each of the Stockholders represents and warrants to P&O Princess that (a) such Stockholder has an irrevocable proxy which gives it the sole power to, or otherwise has the sole power to, vote, in its sole and absolute discretion, all of (the VOTING POWER) and has the power, in its sole and absolute discretion, to prevent any sale, transfer or other disposition (a DISPOSITION) during the term of this Agreement of, in the case of A. Wilhelmsen AS, at least 97.2%, and in the case of Cruise Associates, at least 91%, of (as applicable, the BLOCKING POWER) the shares of Common Stock, par value $0.01 per share (the ROYAL CARIBBEAN COMMON STOCK), of Royal Caribbean set forth opposite such Stockholder's name on Exhibit A hereto (such Stockholder's SHARES), (b) such Stockholder does not have the power to vote any shares of Royal Caribbean Common Stock other than such Shares or any such shares issuable upon the conversion, exercise or exchange of any other securities, (c) such Stockholder has full power and authority and has taken all actions necessary to enter into, execute and deliver this Agreement and to perform fully such Stockholder's obligations hereunder. This Agreement has been duly executed and delivered and constitutes the legal, valid and binding obligation of such Stockholder enforceable against such Stockholder in accordance with its terms, subject to the Bankruptcy and Equity Exception, (d) other than filings under the Exchange Act and the rules of applicable stock exchanges, no notices, reports or other filings are required to be made by such Stockholder with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by such Stockholder from, any Governmental Entity or other Person, in connection with the execution and delivery of this Agreement by such Stockholder, other than any such matters the failure of which to make or obtain would not, individually or in the aggregate, impair the ability of any person or persons to whom such Stockholder has granted any proxy hereunder to Vote the Shares or New Shares to the full extent permitted by the terms hereof and such proxy, and (e) assuming the due execution and delivery of this Agreement by each of the other parties hereto, the execution, delivery and performance of this Agreement by such Stockholder does not, and the performance by such Stockholder of the transactions contemplated hereby will not, violate, conflict with or constitute a breach of, or a default under, the certificate of incorporation or by-laws of such Stockholder or any of their comparable governing instruments or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, modification or acceleration) (whether after the giving of or the passage of time of both) under any Contract to which such Stockholder is a party or which is binding on it or its assets and will not result in any termination of, or limitation on, its Voting Power or Blocking Power with respect to such Stockholder's Shares, other than any such violations, conflicts, breaches or defaults that would not, individually or in the aggregate, impair the ability of any person or persons to whom such Stockholder has granted any proxy hereunder to Vote the Shares or New Shares to the full extent permitted by the terms hereof and such proxy.

2.    AGREEMENT TO DELIVER PROXY

Each of the Stockholders agrees to deliver to P&O Princess on the date hereof an irrevocable proxy substantially in the form attached hereto as Exhibit B to Vote such Stockholder's Shares (a) in favor of adoption and approval of the Implementation Agreement and the Transactions at every meeting of the stockholders of Royal Caribbean at which such matters are considered and at every adjournment or postponement thereof, (b) against any action or agreement that would compete with, impede, interfere with or discourage the Transactions or inhibit the timely consummation thereof, (c) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Royal Caribbean under the

Implementation Agreement and (d) except for the Transactions and the Implementation Agreement, against any merger, consolidation, business combination, dual listed company transaction, reorganization, recapitalization, liquidation or sale or transfer of any material assets of or involving Royal Caribbean or any of its Significant Subsidiaries. The proxy delivered by each of the Stockholders pursuant to this Section 2 shall be irrevocable during the term of this Agreement to the maximum extent permitted under applicable law. For purposes of this Agreement, VOTE shall include voting in person or by proxy in favor of or against any action, otherwise consenting or withholding consent in respect of any action (including, but not limited to, consenting in accordance with Section 7.4 of the Liberian Business Corporation Act, as amended) or taking other action in favor of or against any action. VOTING shall have a correlative meaning.

3.    NO VOTING TRUSTS

Each of the Stockholders agrees that it will not, nor will it permit any entity under its control to, deposit any of its Shares or New Shares in a Voting trust or subject any of its Shares or New Shares to any arrangement with respect to the Voting of such Shares or New Shares other than existing agreements or arrangements or any agreements entered into with P&O Princess.

4.    NO PROXY SOLICITATIONS

Subject to Section 8 of this Agreement, each of the Stockholders agrees that such Stockholder will not, nor will such Stockholder permit any entity under such Stockholder's CONTROL (as defined in Rule 12b-2 under the Exchange Act),
(a) to solicit proxies or become a PARTICIPANT in a SOLICITATION (as such terms are defined in Regulation 14A under the Exchange Act) in opposition to or competition with the consummation of the Transactions or otherwise encourage or assist any party in taking or planning any action which would compete with, impede, interfere with or tend to discourage the Transactions or inhibit the timely consummation of the Transactions in accordance with the terms of the Implementation Agreement, (b) to directly or indirectly encourage, initiate or cooperate in a stockholders' Vote or action by consent of Royal Caribbean's stockholders in opposition to or in competition with the consummation of the Transactions, or (c) to become a member of a GROUP (as such term is used in Section 13(d) of the Exchange Act) with respect to any Voting securities of Royal Caribbean for the purpose of opposing or competing with the consummation of the Transactions.

5.    NO SHOP

Subject to Section 8 of this Agreement, each of the Stockholders agrees that neither such Stockholder nor any entity under such Stockholder's Control nor any of the respective officers or directors shall, and that such Stockholder shall direct and use its reasonable best efforts to cause the Affiliates that control, and the officers, directors, employees, investment bankers, attorneys, accountants, financial advisors, agents or other representatives of, such Stockholder or any entity under such Stockholder's Control (collectively, such Person's REPRESENTATIVES) not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to an Acquisition Proposal. Each Stockholder further agrees that neither such Stockholder nor any entity under such Stockholder's Control nor any of their respective officers or directors shall, and that it shall direct and use its reasonable best efforts to cause its Representatives not to, directly or indirectly, have any discussions with or provide any confidential information or data to any Person relating to an Acquisition Proposal or engage in any negotiations concerning an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal.

6.    TRANSFER AND ENCUMBRANCE

On or after the date hereof and during the term of this Agreement, (a) A. Wilhelmsen AS agrees not to (i) make any Disposition of more than two and eight-tenths percent (2.8%) of its Shares (the WILHELMSEN DISPOSITION LIMIT),
(ii) make any Disposition of more than ten percent (10%) of any New Shares, or
(iii) take any other action that would terminate or limit its Voting Power or Blocking Power with respect to such shares, and (b) Cruise Associates agrees not to (i) make any Disposition of more than nine percent (9%) of its Shares (the CRUISE ASSOCIATES DISPOSITION LIMIT, and together with the Wilhelmsen Disposition Limit, the DISPOSITION LIMITS) (ii) make any Disposition of more than ten percent (10%) of any New Shares, or (iii) take any other action that would terminate or limit its Voting Power or Blocking Power with respect to such shares; provided that if after the date hereof, any other shareholder of Royal Caribbean enters into a voting agreement with P&O Princess on substantially the same terms as this Agreement (an ADDITIONAL VOTING AGREEMENT), then the Disposition Limits shall be increased, on a pro rata basis between the Shareholders based on the number of Shares set forth on Exhibit A, by a number of Shares equal to the aggregate number of shares of Royal Caribbean Common Stock subject to the Additional Voting Agreement, less any number of Shares which such shareholder is permitted to sell, transfer or otherwise dispose of under such Additional Voting Agreement; provided further, that in no event shall either Disposition Limit exceed 10% of any Shareholder's Shares.

7.    ADDITIONAL PURCHASES

Each of the Stockholders agrees that, on or after the date hereof and during the term of this Agreement, such Stockholder will not purchase or otherwise acquire beneficial ownership (as such term is used in Rule 13d-3 of the Exchange Act) of any shares of capital stock of Royal Caribbean (NEW SHARES), nor will any Stockholder voluntarily acquire the right to Vote or share in the Voting of any shares of capital stock of Royal Caribbean, unless such Stockholder will have the Voting Power and Blocking Power with respect to such stock and delivers to P&O Princess immediately after such purchase or acquisition an irrevocable proxy substantially in the form attached hereto as Exhibit C with respect to such New Shares. Each of the Stockholders also severally agrees that any New Shares acquired or purchased by him or her shall be subject to the terms of this Agreement to the same extent as if they constituted Shares.

8.    FIDUCIARY DUTIES

Nothing contained in Section 4 or Section 5 of this Agreement shall restrict any director of Royal Caribbean from taking any action as a director if such director reasonably determines in good faith after consultation with outside legal counsel that the failure to take such action would result in a breach of such director's fiduciary duties to the stockholders of Royal Caribbean.

9.    ROYAL CARIBBEAN STOCKHOLDERS AGREEMENT

Each of the Stockholders party to the Royal Caribbean Stockholders Agreement agree with the other party thereto that the execution, delivery and performance of this Agreement in no way constitutes a breach or violation of, or default under, the Royal Caribbean Stockholders Agreement.

10.   SEVERAL OBLIGATIONS

The obligations of each Stockholder under this Agreement are several and not joint obligations.

11.   SPECIFIC PERFORMANCE

Each party hereto agrees that if any other the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties shall be entitled to specific performance of the terms hereof and immediate injunctive relief, without the necessity of proving the inadequacy of money damages as a remedy, in addition to any other remedy at law or equity.

12.   ENTIRE AGREEMENT

This Agreement (including the exhibits hereto) constitutes the entire agreement among the parties hereto with respect to the subject matter hereof, and supersedes all other prior agreements or undertakings with respect thereto, both written and oral.

13.   AMENDMENTS AND WAIVERS

Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment by all parties hereto, or in the case of a waiver, by the party or parties against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

14.   NOTICES

All notices, requests, claims, demands or other communications hereunder shall be in writing and shall be deemed given when delivered personally, upon receipt of a transmission confirmation if sent by telecopy or like transmission and on the next business day when sent by Federal Express, Express Mail or other reputable overnight courier service to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):



If to P&O Princess:


            P&O Princess Cruises plc
            77 New Oxford Street
            London  WC1A 1PP

            Attention:  Chief Executive Officer

            Facsimile:  (44) 20 7805-1240


With a copy, which shall not constitute notice, to:


            Sullivan & Cromwell
            125 Broad Street
            New York, New York 10004

            Attention: Duncan C. McCurrach

            Facsimile: (212) 558-3588

If to a Stockholder, to the address or telecopy number set forth for such Stockholder on the signature page hereof.

      With a copy, which shall not constitute notice, to:

            Royal Caribbean Cruises Ltd
            1050 Caribbean Way
            Miami, Florida 33132

            Attention: Chairman and Chief Executive Officer
            Facsimile: (305)539-0562

or to such other Persons on addresses as may be designated in writing by the party to receive such notice as provided above.

15.   GOVERNING LAW

EACH OF THIS AGREEMENT AND EACH PROXY REQUIRED HEREBY SHALL BE DEEMED TO BE MADE IN, AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED WHOLLY IN SUCH STATE.

16.   VENUE

The parties hereby irrevocably submit to the exclusive jurisdiction of the Federal courts of the United States of America located in the Borough of Manhattan, New York State in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents governed by New York law referred to in this Agreement, and in respect of the obligations of the parties hereunder, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 14 of this Agreement or in such other manner as may be permitted by law shall be valid and sufficient service thereof.

17.   WAIVER OF JURY TRIAL

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE OBLIGATIONS OF THE PARTIES UNDER THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (1) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (2) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (3) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (4) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 17 AND SECTION 16.

18.   SEVERABILITY

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be effected, impaired or invalidated so long as the legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

19.   COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, with the same effect as if the signature, thereto and hereto were upon the same instrument.

20.   TERMINATION

This Agreement shall terminate upon the earliest to occur of (i) the approval of the Transactions by the Royal Caribbean Requisite Vote, (ii) the termination of the Implementation Agreement, (iii) the date specified in a written agreement duly executed and delivered by P&O Princess and each of the Stockholders, and
(iv) any amendment or amendments to the Implementation Agreement and/or the Transactions which are, in the aggregate, materially adverse to the Stockholders without their prior written consent; provided, however, that if any Stockholder or Stockholders provide such prior written consent then this Agreement shall terminate only with respect to the Stockholder or Stockholders who do not provide such prior written consent.

21.   FURTHER ASSURANCES

Each party hereto shall execute and deliver such further instruments and do such further acts and things as may be required to carry out the intent and purpose of this Agreement.

22.   HEADINGS; RECITALS

All Section headings and the recitals herein are for ease of reference only and shall not form a part of this Agreement.

23.   THIRD PARTY BENEFICIARIES

Nothing in this Agreement, express or implied, is intended to confer upon any third party any rights or remedies of any nature whatsoever under or by reason of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above

                                   P&O PRINCESS CRUISES PLC

                                   By:  /s/ PETER RATCLIFFE
                                        ---------------------------------------
                                        Name: Peter Ratcliffe
                                        Title: Chief Executive Officer




                                   THE STOCKHOLDERS:


                                   A. Wilhelmsen AS

                                   By:  /s/ ARNE WILHELMSEN
                                        ---------------------------------------
                                        Name: Arne Wilhelmsen
                                        Title: Chairman of the Board
                                   Address:Beddingen 8, Aker Brygge
                                           N-0118 Oslo, Norway



                                   Cruise Associates

                                   By:  /s/ PETER TRACE
                                        ---------------------------------------
                                        Name: Peter Trace
                                        Title: General Manager
                                   By:  /s/ CARLIS E. CHISHOLM
                                        ---------------------------------------
                                        Name: Carlis E. Chisholm
                                        Title:Senior Manager, Trust
                                              and Private Banking
                                              Services
                                   Address:Goodman's Bay Corporate
                                           Centre
                                           West Bay Street
                                           P.O. Box N-3933
                                           Nassau, Bahamas

                                                                     (EXHIBIT A)

                                   THE COMPANY

                              LIST OF STOCKHOLDERS



NAME                                     NUMBER OF SHARES
A. Wilhelmsen AS                         42,966,472
Cruise Associates                        48,281,900

                                                                     (EXHIBIT B)


                                  FORM OF PROXY

The undersigned, for consideration received, hereby appoints Peter Ratcliffe, Nicholas Luff and Simon Pearce or another representative of P&O Princess Cruises plc designated by any of them and each of them my proxies, with power of substitution and resubstitution, (i) to vote all shares of Common Stock, par value $0.01 per share, of Royal Caribbean Cruises Ltd., a Liberian corporation (ROYAL CARIBBEAN), which the undersigned has sole power to vote (the SHARES) as of the date hereof at any meeting of the holders of capital stock of Royal Caribbean held on or after the date hereof and at any adjournment or postponement thereof at which such matters are voted upon or considered FOR approval and adoption of the Implementation Agreement, dated as of November 19, 2001 (the IMPLEMENTATION AGREEMENT), by and between Royal Caribbean and P&O Princess Cruises plc, a public limited company formed under the laws of England and Wales (P&O PRINCESS), and the transactions contemplated thereby for which stockholder approval is required, including the Royal Caribbean Amended Articles and the Equalization and Governance Agreement (as such terms are defined in the Implementation Agreement) (collectively, the TRANSACTIONS), and AGAINST (a) any action or agreement that would compete with, impede, interfere with or discourage the Transactions or inhibit the timely consummation of the Transactions or (b) any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Royal Caribbean under the Implementation Agreement or, (c) except for the Transactions and the Implementation Agreement, any merger, consolidation, business combination, dual listed company transaction, reorganization, recapitalization, liquidation or sale or transfer of any material assets of or involving Royal Caribbean or any of its Significant Subsidiaries, and (ii) to withhold consents with respect to such Shares for (a) any action or agreement that would compete with, impede, interfere with or discourage the Transactions or inhibit the timely consummation of the Transactions, (b) any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Royal Caribbean under the Implementation Agreement or, (c) except for the Transactions and the Implementation Agreement, any merger, consolidation, business combination, dual listed company transaction, reorganization, recapitalization, liquidation or sale or transfer of any material assets of Royal Caribbean or any of its Significant Subsidiaries. This proxy is coupled with an interest, revokes all prior proxies granted by the undersigned and is irrevocable until such time as the Voting Agreement, dated as of the date hereof, among certain stockholders of Royal Caribbean, including the undersigned, and P&O Princess, terminates in accordance with its terms.


                                        Dated                     , 2001

                                        --------------------------------

                                              (Signature of Stockholder)





                                        --------------------------------

                                              (Signature of Stockholder)





                                                                       .

                                                                     (EXHIBIT C)



                                  FORM OF PROXY

The undersigned, for consideration received, hereby appoints Peter Ratcliffe, Nicholas Luff and Simon Pearce or another representative of P&O Princess Cruises plc designated by any of them and each of them my proxies, with power of substitution and resubstitution, (i) to vote the [insert number and type of shares] of Royal Caribbean Cruises Ltd., a Liberian corporation (ROYAL CARIBBEAN), (the NEW SHARES), purchased or otherwise acquired by the undersigned, or for which the undersigned has voluntarily acquired the right to vote or share in the voting of such shares, since the execution of the Voting Agreement, dated as of December 3, 2001 (the VOTING AGREEMENT), by and among certain stockholders of Royal Caribbean, including the undersigned, and P&O Princess Cruises plc, a public limited company formed under the laws of England and Wales (P&O PRINCESS), at any meeting of the holders of capital stock of Royal Caribbean to be held on or after the date hereof and at any adjournment or postponement thereof at which such matters are voted upon or considered FOR approval and adoption of (a) the Implementation Agreement, dated as of November 19, 2001 (the IMPLEMENTATION AGREEMENT), by and between Royal Caribbean and P&O Princess and the transactions contemplated thereby for which stockholder approval is required, including the Royal Caribbean Amended Articles and the Equalization and Governance Agreement (as such terms are defined in the Implementation Agreement) (collectively, the TRANSACTIONS), and AGAINST (a) any action or agreement that would compete with, impede, interfere with or discourage the Transactions or inhibit the timely consummation of the Transactions or (b) any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of or involving Royal Caribbean under the Implementation Agreement or, (c) except for the Transactions and the Implementation Agreement, any merger, consolidation, business combination, dual listed company transaction, reorganization, recapitalization, liquidation or sale or transfer of any material assets of or involving Royal Caribbean or any of its Significant Subsidiaries and (ii) to withhold consents with respect to such New Shares for
(a) any action or agreement that would compete with, impede, interfere with or tend to discourage the Transactions or inhibit the timely consummation of the Transactions or (b) any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Royal Caribbean under the Implementation Agreement or, (c) except for the Transactions and the Implementation Agreement, any merger, consolidation, business combination, dual listed company transaction, reorganization, recapitalization, liquidation or sale or transfer of any material assets of or involving Royal Caribbean or any of its Significant Subsidiaries. This proxy is coupled with an interest, revokes all prior proxies granted by the undersigned and is irrevocable until such time as the Voting Agreement terminates in accordance with its terms.

                                        Dated ____________________, 200_

                                        --------------------------------

                                              (Signature of Stockholder)





                                        --------------------------------

                                              (Signature of Stockholder)



                                                                       .

                                      PROXY

      The undersigned, for consideration received, hereby appoints Peter Ratcliffe, Nicholas Luff and Simon Pearce or another representative of P&O Princess Cruises plc designated by any of them and each of them my proxies, with power of substitution and resubstitution, (i) to vote all shares of Common Stock, par value $0.01 per share, of Royal Caribbean Cruises Ltd., a Liberian corporation (ROYAL CARIBBEAN), which the undersigned has sole power to vote (the SHARES) as of the date hereof at any meeting of the holders of capital stock of Royal Caribbean held on or after the date hereof and at any adjournment or postponement thereof at which such matters are voted upon or considered FOR approval and adoption of the Implementation Agreement, dated as of November 19, 2001 (the IMPLEMENTATION Agreement), by and between Royal Caribbean and P&O Princess Cruises plc, a public limited company formed under the laws of England and Wales (P&O PRINCESS), and the transactions contemplated thereby for which stockholder approval is required, including the Royal Caribbean Amended Articles and the Equalization and Governance Agreement (as such terms are defined in the Implementation Agreement) (collectively, the TRANSACTIONS), and AGAINST (a) any action or agreement that would compete with, impede, interfere with or discourage the Transactions or inhibit the timely consummation of the Transactions or (b) any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Royal Caribbean under the Implementation Agreement or, (c) except for the Transactions and the Implementation Agreement, any merger, consolidation, business combination, dual listed company transaction, reorganization, recapitalization, liquidation or sale or transfer of any material assets of or involving Royal Caribbean or any of its Significant Subsidiaries, and (ii) to withhold consents with respect to such Shares for (a) any action or agreement that would compete with, impede, interfere with or discourage the Transactions or inhibit the timely consummation of the Transactions, (b) any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Royal Caribbean under the Implementation Agreement or, (c) except for the Transactions and the Implementation Agreement, any merger, consolidation, business combination, dual listed company transaction, reorganization, recapitalization, liquidation or sale or transfer of any material assets of Royal Caribbean or any of its Significant Subsidiaries. This proxy is coupled with an interest, revokes all prior proxies granted by the undersigned and is irrevocable until such time as the Voting Agreement, dated as of the date hereof, among certain stockholders of Royal Caribbean, including the undersigned, and P&O Princess, terminates in accordance with its terms.

                                    Dated:   December 3, 2001


                                    A. Wilhelmsen AS


                                    By:  /s/ ARNE WILHELMSEN
                                       ---------------------------------------
                                         Name: Arne Wilhelmsen
                                         Title: Chairman of the Board

                                      PROXY

      The undersigned, for consideration received, hereby appoints Peter Ratcliffe, Nicholas Luff and Simon Pearce or another representative of P&O Princess Cruises plc designated by any of them and each of them my proxies, with power of substitution and resubstitution, (i) to vote all shares of Common Stock, par value $0.01 per share, of Royal Caribbean Cruises Ltd., a Liberian corporation (ROYAL CARIBBEAN), which the undersigned has sole power to vote (the SHARES) as of the date hereof at any meeting of the holders of capital stock of Royal Caribbean held on or after the date hereof and at any adjournment or postponement thereof at which such matters are voted upon or considered FOR approval and adoption of the Implementation Agreement, dated as of November 19, 2001 (the IMPLEMENTATION Agreement), by and between Royal Caribbean and P&O Princess Cruises plc, a public limited company formed under the laws of England and Wales (P&O PRINCESS), and the transactions contemplated thereby for which stockholder approval is required, including the Royal Caribbean Amended Articles and the Equalization and Governance Agreement (as such terms are defined in the Implementation Agreement) (collectively, the TRANSACTIONS), and AGAINST (a) any action or agreement that would compete with, impede, interfere with or discourage the Transactions or inhibit the timely consummation of the Transactions or (b) any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Royal Caribbean under the Implementation Agreement or, (c) except for the Transactions and the Implementation Agreement, any merger, consolidation, business combination, dual listed company transaction, reorganization, recapitalization, liquidation or sale or transfer of any material assets of or involving Royal Caribbean or any of its Significant Subsidiaries, and (ii) to withhold consents with respect to such Shares for (a) any action or agreement that would compete with, impede, interfere with or discourage the Transactions or inhibit the timely consummation of the Transactions, (b) any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Royal Caribbean under the Implementation Agreement or, (c) except for the Transactions and the Implementation Agreement, any merger, consolidation, business combination, dual listed company transaction, reorganization, recapitalization, liquidation or sale or transfer of any material assets of Royal Caribbean or any of its Significant Subsidiaries. This proxy is coupled with an interest, revokes all prior proxies granted by the undersigned and is irrevocable until such time as the Voting Agreement, dated as of the date hereof, among certain stockholders of Royal Caribbean, including the undersigned, and P&O Princess, terminates in accordance with its terms.

                                    Dated: December 3, 2001


                                    Cruise Associates




                                   By:  /s/ PETER TRACE
                                        -------------------------------------
                                        Name: Peter Trace
                                        Title: General Manager


                                   By:  /s/ CARLIS E. CHISHOLM
                                        -------------------------------------
                                        Name: Carlis E. Chisholm
                                        Title:Senior Manager, Trust
                                              and Private Banking
                                              Services